UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)
FLEXTRONICS INTERNATIONAL LTD.
(Name of Subject Company (issuer))
FLEXTRONICS INTERNATIONAL LTD.
(ISSUER)
(Name of Filing Person (identifying status as offeror, issuer or other person))
1.0% Convertible Subordinated Notes due August 1, 2010
(Title of Class of Securities)
33938EAK3
33938EAL1
(CUSIP Numbers of Class of Securities)
Michael M. McNamara
Chief Executive Officer
Flextronics International Ltd.
One Marina Boulevard, #28-00
Singapore 018989
(65) 6890-7188
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)
Copy to:
Valarie A. Hing, Esq.
Jeffrey N. Ostrager, Esq.
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, New York 10178
(212) 696-6000
CALCULATION OF FILING FEE

Transaction Valuation(*)	Amount of Filing Fee(**)

$217,500,000	$8,548

(*)	The transaction value is estimated solely for purposes of calculating the filing fee. This amount is based on the purchase of $250,000,000 aggregate principal amount of the issuer’s 1.0% Convertible Subordinated Notes due August 1, 2010, the maximum amount that the issuer is offering to purchase, at the maximum tender offer price of $870 per $1,000 principal amount. The amount of the filing fee, $39.30 for each $1,000,000 of transaction value, was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.

(**)	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3

☑	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on December 1, 2008 by Flextronics International Ltd., a company incorporated under the laws of the Republic of Singapore (the “Company”), relating to the offer by the Company to purchase for cash up to a maximum amount of $250.0 million aggregate principal amount of its 1.0% Convertible Subordinated Notes due August 1, 2010 (the “Notes”) upon the terms and subject to the conditions contained in the Offer to Purchase dated December 1, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which were attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together constitute the “Tender Offer”).
     This Schedule TO, as amended and supplemented, is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information set forth in the Offer to Purchase and the related Letter of Transmittal is expressly incorporated by reference in answer to all items in the Schedule TO.
Item 4. Terms of the Transaction
     Item 4 of the Schedule TO, to the extent it incorporates by reference the information contained in the Offer to Purchase and Letter of Transmittal, is hereby amended and supplemented as follows:
     1. The first paragraph of the section captioned “The Tender Offer – Conditions to the Tender Offer” on page 12 of the Offer to Purchase is hereby amended and restated to read as follows:
     “Notwithstanding any other term of the Tender Offer, and in addition to (and not in limitation of) our right to extend and amend the Tender Offer at any time, in our sole discretion, we will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Notes, and may terminate the Tender Offer, if, at any time on or prior to the Expiration Date (and not thereafter), any of the following events or conditions exist or shall occur and remain in effect or shall be determined by us in our reasonable judgment to exist or have occurred:”
     2. Paragraph (5) of the section “The Tender Offer – Conditions to the Tender Offer” on page 12 of the Offer to Purchase is hereby amended and restated to read as follows:
     “there has been or is likely to occur any event or series of events that, in our reasonable judgment, would or might prohibit, prevent, restrict or delay consummation of the Tender Offer or that will, or is reasonably likely to, materially impair the contemplated benefits to Flextronics of the Tender Offer; or”
     3. The first paragraph of the section captioned, “Certain United States Federal Income Tax Consequences” starting on page 15 of the Offer to Purchase is hereby deleted in its entirety.
     4. The last sentence of the sixth paragraph on page 2 of the Letter of Transmittal is hereby amended and restated to read as follows:
     “Flextronics expressly reserves the right (but will not be obligated), at any time or from time to time, on or prior to the Expiration Date, to increase the Maximum Acceptance Amount in its sole discretion or to otherwise amend the Tender Offer in any other respect, subject to applicable law.”
     5. The second paragraph of Instruction 7 on page 11 of the Letter of Transmittal is hereby deleted in its entirety and replaced with the following:
     “Flextronics recommends that all tendering holders consult their own tax advisors to determine whether they are exempt from these backup withholding and reporting requirements.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FLEXTRONICS INTERNATIONAL LTD.

By:	/s/ Paul Read

Name:	Paul Read
Title:	Chief Financial Officer
Dated: December 9, 2008

Exhibit Index

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated December 1, 2008.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Internal Revenue Service Form W-9.*

(a)(5)(i)	Press Release, dated December 1, 2008.*

(d)(1)	Indenture, dated August 5, 2003, by and between Flextronics International Ltd. and U.S. Bank National Association, as successor in interest to J.P. Morgan Trust Company, National Association, as Trustee (previously filed as Exhibit 4.01 to the Company’s Form 10-Q (No. 0-23354) filed August 11, 2003 and incorporated herein by reference).

(d)(2)	Registration Rights Agreement, dated August 5, 2003, by and between Flextronics International Ltd., Credit Suisse First Boston LLC, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Lehman Brothers Inc., Goldman, Sachs & Co., Banc of America Securities LLC, Bear, Stearns & Co. Inc., ABN AMRO Rothschild LLC, Fleet Securities, Inc., BNP Paribas Securities Corp., RBC Dominion Securities Corporation and Scotia Capital (USA) Inc., as Initial Purchasers (previously filed as Exhibit 4.11 to the Company’s Form S-3 (No. 333-109542) filed October 7, 2003 and incorporated herein by reference).

(d)(3)	1993 Share Option Plan (previously filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-8 (No. 333-55850) filed February 16, 2001 and incorporated herein by reference).

(d)(4)	1997 Interim Stock Plan (previously filed as Exhibit 99.2 to the Company’s Registration Statement on Form S-8 (No. 333-42255) filed December 15, 1997 and incorporated herein by reference).

(d)(5)	1998 Interim Stock Plan (previously filed as Exhibit 4.5 to the Company’s Registration Statement on Form S-8 (No. 333-71049) filed January 22, 1999 and incorporated herein by reference).

(d)(6)	1999 Interim Stock Plan (previously filed as Exhibit 4.6 to the Company’s Registration Statement on Form S-8 (No. 333-71049) filed January 22, 1999 and incorporated herein by reference).

(d)(7)	2001 Equity Incentive Plan (previously filed as Exhibit 10.01 to the Company’s Form 8-K (No. 000-23354) filed October 2, 2008 and incorporated herein by reference).

(d)(8)	2002 Interim Incentive Plan (previously filed as Exhibit 4.02 to the Company’s Registration Statement on Form S-8 (No. 333-103189) filed February 13, 2003 and incorporated herein by reference).

(d)(9)	2004 Award Plan for New Employees (previously filed as Exhibit 10.09 to the Company’s Form 10-K (No. 000-23354) filed May 29, 2007 and incorporated herein by reference).

*	Previously filed with the Schedule TO.

4